ESSEX

PROPERTY TRUST, INC.

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX SELLS 1.6 MILLION SHARES OF COMMON STOCK

Palo Alto, California – September 30, 2003 – Essex Property Trust, Inc., (NYSE:ESS) a real estate investment trust (REIT) with apartment communities located in targeted West Coast markets, announced today that it has agreed to sell 1.6 million shares of common stock to Banc of America Securities, LLC. All shares were offered by the Company.

Banc of America Securities, LLC will act as sole bookrunning underwriter for the offering. The Company has also granted Banc of America Securities, LLC an over-allotment option to purchase an additional 240,000 shares of its common stock.

The net proceeds from this offering will be largely used for the acquisition of multifamily communities located in the Company's targeted West Coast markets – primarily Southern California and the Seattle, Washington metropolitan area. The Company has multifamily communities under contract or subject to non-binding letters of intent containing 917 apartment homes and having an anticipated aggregate contract price of approximately $95.6 million. Assuming satisfactory resolution of all contingencies, including the completion of Essex's due diligence, the Company anticipates completing these acquisitions during the fourth quarter of 2003. However, there can be no assurance that such acquisitions will be completed as expected. In the event that such acquisitions are not completed, the Company will use the net proceeds from this offering for general corporate purposes, which may include the repayment of debt, the acquisition of other multifamily communities, and development activities. Pending such uses, the Company may reduce outstanding indebtedness under its line of credit facilities, or invest in short-term, interest-bearing instruments.

The shares will be issued pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. Copies of the prospectus relating to these securities may be obtained, when available, from Banc of America Securities LLC, 9 West 57th Street, New York, New York 10019 or via e-mail at dlprospectusdistribution@bofasecurities.com.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 117 multifamily properties (25,095 units), and has 1,368 units in various stages of development.

The statements which are not historical facts contained in this release such as the Company's beliefs and expectations regarding the Company's financing transactions, the Company's expectations regarding the use of proceeds, including the timing of future acquisitions of apartment properties and the impact of such acquisitions on the Company's financial results and funds from operations, are forward looking statements that involve risks and uncertainties which could cause actual results to be different than such forward looking statements including, but not limited to, market demand, the effect of changes in economic conditions, the effect of changes in interest rates and the demand for the Company's securities, the impact of competition and competitive pricing, the results of financing efforts, the effect of the Company's accounting policies and other risks detailed in the Company's Securities and Exchange Commission filings. All forward-looking statements and reasons why results may differ included in this press release are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

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